Exhibit 4.3

Amendment to

ONEOK, Inc. 401(k) Plan

(Conforming and Clarifying Amendments)

1.    Effective January 1, 2014, the first sub-paragraph within Paragraph 2.A.1. of Article III of the ONEOK, Inc. 401(k) Plan (the “Plan”) is amended to read as follows:

1.    Each Employee who is a Non-Bargaining Unit Participant in this Plan may elect a Reduction in Compensation in an amount not in excess of twenty-four percent (24%) of his/her Compensation (but without giving effect to the limits set forth in Section 401(a)(17) of the Code) or the limitation on exclusion of elective deferrals for his/her taxable year, provided in Code Section 402(g), subject to applicable cost-of-living adjustment thereunder, or as provided in any successor provision of the federal tax law.

2.    Effective January 1, 2014, Paragraph 2.A.2. of Article III of the Plan is amended in its entirety to read as follows:

2.    For purposes of the foregoing and the Plan “Catch-Up Contributions” are Elective Deferrals made to the Plan that are in excess of an otherwise applicable Plan limit and that are made by Participants who are aged fifty (50) or over by the end of their taxable year. An otherwise applicable limit is a limit in the Plan that applies to Elective Deferrals without regard to Catch-Up Contributions, such as limits on annual additions, the applicable limit on Elective Deferrals under Code Section 402(g) (not counting Catch-Up Contributions) and the limit imposed on the actual deferral percentage (ADP) test under Code Section 401(k)(3). Catch-Up Contributions for a Participant may be made under the Plan, and for a taxable year may not exceed (1) the limit on Catch-Up Contributions under Code Section 414(v)(2)(B)(I) for the taxable year or (2) when added to other Elective Deferrals, 75 percent of the Participant’s Compensation (but without giving effect to the limits set forth in Section 401(a)(17) of the Code) for the taxable year.

3.    Effective January 1, 2014, Paragraph 2.A.4. of Article III of the Plan is amended in its entirety to read as follows:

4.    Participant elections of Reduction in Compensation shall specify the whole percentage of the Participant’s Compensation (and without giving effect to the limits set forth in Section 401(a)(17) of the Code) which such Participant elects not to receive in cash and to defer as his/her Reduction in Compensation.

4.    Effective January 1, 2014, Paragraph 14 of Article XI of the Plan is amended in its entirety to read as follows:

14.	Qualified Domestic Relations Orders; Distributions

Notwithstanding any other provisions of the Plan, if a Participant’s account is ordered paid, transferred, or assigned, in whole or in part, to an alternate payee pursuant to an order determined by the Plan Administrator to be a Qualified Domestic Relations Order within the meaning of Code Section 414(p), the payment and distribution to such alternate payee of amounts attributable to the Participant’s account shall be made by the Plan and Trustee in a single lump sum distribution, and such distribution to such alternate payee shall be made pursuant to such a Qualified Domestic Relations Order ~~on or after~~ prior to the date on which the Participant attains or would have attained the earliest retirement age under the Plan, and within a reasonable period of time after such determination, if such payment is otherwise permissible under Code Section 414(p). For purposes of this paragraph 14., the term “earliest retirement age” shall mean the earlier of (i) the date on which the Participant is entitled to a distribution under the Plan, or (ii) the later of (a) the date the Participant attains age fifty (50), or (b) the earliest date on which the Participant could begin receiving benefits under the Plan if the Participant separated from service. Periodic distributions authorized from plan accounts assigned to alternate payees under the KGS 401(k) Thrift Plan pursuant to a Qualified Domestic Relations Order shall be made in accordance with such Order, notwithstanding the foregoing provisions generally providing for immediate distribution.

5.    Effective January 1, 2014, Paragraph 1 of Article XIX of the Plan is amended in its entirety to read as follows:

1.    The Plan shall be governed by and construed in accordance with the laws of the State of Oklahoma. Any interpretation of the Plan by the Committee shall be conclusive and may be relied upon by the Trustee and all parties in interest. Any conflict between the terms of this Plan document and any other communication regarding the Plan shall be resolved in favor of this Plan document. If any provision of this Plan is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the remaining provisions of the Plan shall be construed and enforced in accordance with the Company’s stated intent or the Committee’s discretionary interpretation thereof, as if such provision had not been included. Internal cross-references within the plans are not intended to be conclusive and should be adjusted as the context may require in order to reflect their most logical association.

6.    Effective January 1, 2014, the following statement is added to the end of Paragraph 7 of Article XV of the Plan:

By participating in the Plan, each Participant is deemed to have waived any right to participate in any class action or accept any form of personal recovery (equitable, monetary or otherwise) therefrom. Moreover, each Participant shall be deemed to have agreed to participate in binding arbitration or such other means of alternate dispute resolution as the Company or the Committee may require from time to time.